Total Fund Solution
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 9, 2021

VIA EDGAR SUBMISSION – FORM DEL AM

Mr. John F. Kernan
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Delaying Amendment for Marketfield Fund (the “Target Fund”) and Cromwell Marketfield L/S Fund (the “Acquiring Fund”)
Registration Statement on Form N-14 (File No. 333-261348)

Dear Mr. Kernan:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Total Fund Solution (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the Registration Statement) (File No. 333-261348) relating to the reorganization of the Target Fund, a series of Trust for Professional Managers, with and into the Acquiring Fund, a series of Total Fund Solution. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the Commission) on November 24, 2021 (Accession No. 0000894189-21-008323) and was scheduled to go effective December 24, 2021, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Glendora and the State of California on the 9th day of December 2021.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact the undersigned at (626) 914-7363 or elaine.richards@usbank.com.

Sincerely yours,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution